UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

58.com Inc.
(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share
(Title of Class of Securities)

31680Q104**
(CUSIP Number)

Thomas J. Murphy c/o General Atlantic Service Company, LLC 55 East 52nd Street, 32nd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

June 13, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00001 per share.  No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 31680Q104	SCHEDULE 13D	Page 2 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Singapore Fund Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,084,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,084,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,084,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 3 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Singapore Fund Interholdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,084,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,084,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,084,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 4 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners (Bermuda) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,084,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,084,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,084,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31680Q104	SCHEDULE 13D	Page 5 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,084,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,084,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,084,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31680Q104	SCHEDULE 13D	Page 6 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,084,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,084,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,084,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31680Q104	SCHEDULE 13D	Page 7 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,084,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,084,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,084,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 8 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,084,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,084,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,084,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 9 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,084,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,084,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,084,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 10 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,084,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,084,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,084,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 11 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,084,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,084,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,084,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 12 of 18

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,084,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,084,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,084,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31680Q104	SCHEDULE 13D	Page 13 of 18

Item 1.    Security and Issuer.

This Schedule 13D (the “Statement”) relates to the Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) of 58.com Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China.

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing two Class A Ordinary Shares, are listed on the New York Stock Exchange under the symbol “WUBA.”  The Reporting Persons (as defined below) directly own only ADSs and do not directly own any Class A Ordinary Shares.

Item 2.    Identity and Background.

(a)-(c), (f) This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act.  The members of the group are:

(i)	General Atlantic Singapore Fund Pte. Ltd., a Singapore company (“GASF”);

(ii)	General Atlantic Singapore Fund Interholdco Ltd., a Bermuda exempted company (“GASF Interholdco”);

(iii)	General Atlantic Partners (Bermuda) III, L.P., a Bermuda exempted limited partnership (“GAP Bermuda III”);

(iv)	General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership (“GAP Bermuda IV”);

(v)	General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”);

(vi)	GAP (Bermuda) Limited, a Bermuda exempted company (“GAP (Bermuda) Limited”);

(vii)	General Atlantic LLC, a Delaware limited liability company (“GA LLC”);

(viii)	GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”);

(ix)	GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”);

(x)	GAP Coinvestments V, LLC, a Delaware limited liability company (“GAPCO V”); and

(xi)	GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”).

Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting Persons.” GAP Bermuda III, GAP Bermuda IV, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “GA Funds.”

The principal address of each of the Reporting Persons (other than GASF) is c/o General Atlantic Service Company, LLC, 55 East 52nd Street, 32nd Floor, New York, NY 10055. The principal address of GASF is Asia Square Tower 1, 8 Marina View, #41-04, Singapore 018960.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

CUSIP No. 31680Q104	SCHEDULE 13D	Page 14 of 18

The majority shareholder of GASF is GASF Interholdco.  The members of GASF Interholdco that share beneficial ownership of the ADSs held of record by GASF are the GA Funds.  The general partner of GAP Bermuda III and GAP Bermuda IV is GenPar Bermuda, and the general partner of GenPar Bermuda is GAP (Bermuda) Limited. GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA.  There are 25 managing directors of GA LLC (the “GA Managing Directors”) as of the date hereof.  The GA Managing Directors are also the directors and voting shareholders of GAP (Bermuda) Limited.  The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.  The present principal occupation or employment of each of the GA Managing Directors is as a managing director of GA LLC.  The present principal occupation or employment of each of the directors of GASF and GASF Interholdco is set forth on Schedule A.

(d)-(e) None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Between November 28, 2016 and June 23, 2017, GASF purchased an aggregate of 7,084,000 ADSs representing 14,168,000 Class A Ordinary Shares in open market purchases.  GASF obtained the funds to purchase the ADSs from contributions from the GA Funds.

Item 4.    Purpose of Transaction.

The Reporting Persons acquired the ADSs reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, management of the Company, one or more members of the board of directors of the Company, and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Company and such other matters as the Reporting Persons may deem relevant to their investment in the ADSs or the Class A Ordinary Shares. The Reporting Persons expect that they will, from time to time, review their investment position in the ADSs or the Company and may, depending on the Company’s performance and other market conditions, increase or decrease their investment position in the ADSs or the Class A Ordinary Shares. The Reporting Persons may, from time to time, make additional purchases of ADSs or Class A Ordinary Shares either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the ADSs or the Class A Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.  Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the ADSs or Class A Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the ADSs or Class A Ordinary Shares.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.    Interest in Securities of the Issuer.

(a) The percentages used herein are calculated based upon 241,930,135 Class A Ordinary Shares issued and outstanding as of March 31, 2017, as reported in the Company’s Form 20-F for the fiscal year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission on May 1, 2017.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 7,084,000 ADSs representing 14,168,000 underlying Class A Ordinary Shares, or approximately 5.9% of the Company’s issued and outstanding Class A Ordinary Shares.

CUSIP No. 31680Q104	SCHEDULE 13D	Page 15 of 18

By virtue of the fact that (i) GASF Interholdco owns a majority of GASF’s voting shares, (ii) the GA Funds contributed the capital to GASF Interholdco to fund GASF’s purchases of the ADSs and may direct GASF Interholdco with respect to its shares of GASF, (iii) GAP (Bermuda) Limited is the general partner of GenPar Bermuda and GenPar Bermuda is the general partner of GAP Bermuda III and GAP Bermuda IV, (iv) GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and is the general partner of GAPCO CDA and (v) the GA Managing Directors control the investment decisions of GAP (Bermuda) Limited and GA LLC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the ADSs owned of record by GASF.  As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 7,084,000 ADSs, representing 14,168,000 underlying Class A Ordinary Shares, calculated on the basis of the number of Class A Ordinary Shares that may be acquired by the Reporting Persons within 60 days, or 5.9% of the Company’s issued and outstanding Class A Ordinary Shares.

(b)  Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 14,168,000 Class A Ordinary Shares that may be deemed to be beneficially owned by each of them.

(c)  Except as set forth in this Item 5(c), Item 3, or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

During the past 60 days, GASF acquired the following ADSs set forth in the table below:

Date	ADSs Purchased	Underlying Class A Ordinary Shares	Price Per ADS
6/8/2017	76,100	152,200	$43.4885
6/9/2017	34,000	68,000	$43.2574
6/12/2017	70,000	140,000	$42.8533
6/13/2017	150,000	300,000	$42.0585
6/14/2017	250,000	500,000	$41.5166
6/15/2017	400,000	800,000	$40.3809
6/16/2017	40,000	80,000	$40.7313
6/19/2017	50,000	100,000	$42.1572
6/20/2017	5,600	11,200	$41.9922
6/21/2017	70,000	140,000	$42.0077
6/22/2017	63,300	126,600	$42.3998
6/23/2017	35,000	70,000	$43.0157

(d)  No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)  Not applicable.

CUSIP No. 31680Q104	SCHEDULE 13D	Page 16 of 18

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Please see Item 5(a), which is hereby incorporated by reference. The GA Funds and the GA Managing Directors may, from time to time, consult among themselves and coordinate the voting and disposition of ADSs held of record by GASF as well as such other action taken on behalf of the Reporting Persons with respect to the ADSs held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

The Reporting Persons entered into a Joint Filing Agreement on June 23, 2017 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act.

CUSIP No. 31680Q104	SCHEDULE 13D	Page 17 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2017.

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Wai Hoong Fock
	Name:	Wai Hoong Fock
	Title:	Director

GENERAL ATLANTIC SINGAPORE FUND INTERHOLDCO LTD.

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) III, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Director and Vice President

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Director and Vice President

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Director and Vice President

GAP (BERMUDA) LIMITED

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Director and Vice President

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 31680Q104	SCHEDULE 13D	Page 18 of 18

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC., its General Partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director